SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Adams Golf, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

006228209

(CUSIP Number)

Wilmot B. Harkey

Nantahala Capital Management, LLC

100 First Stamford Place, 2nd Floor

Stamford, CT 06902

(203)909-6431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 006228209	13D

1.	name of reporting persons Nantahala Capital Management, LLC
2.	check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	sec use only
4.	source of funds* AF
5.	check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization United States

number of shares beneficially owned by each reporting person with	7.	sole voting power 313,960
	8.	shared voting power 0
	9.	sole dispositive power 313,960
	10.	shared dispositive power 0

11.	aggregate amount beneficially owned by each reporting person 313,960
12.	check box if the aggregate amount in row (11) excludes certain shares* ☐
13.	percent of class represented by amount in row (11) 3.927%
14.	type of reporting person* IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock of Adams Golf, Inc.  The address of the principal executive offices of the Issuer is 2801 E. Plano Pkwy., Plano, Texas, 75074.

Item 2.	Identity and Background.

(a)	The name of the Reporting Person is Nantahala Capital Management, LLC (“NCM” or the “Reporting Person”).

The Reporting Person is the general partner and/or the investment manager of the following entities (each, an “Investment Vehicle,” collectively the “Investment Vehicles”), and in such capacity exercises voting and dispositive power over the securities beneficially owned by each of them.

Nantahala Capital Partners Limited Partnership

Nantahala Capital Partners II Limited Partnership

Nantahala Capital Partners CL Limited Partnership

Blackwell Partners LLC

Silver Creek CS SAV, LLC

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

(b)	The principal business address of the Reporting Person is:

100 First Stamford Place, 2nd Floor

Stamford, CT 06902

(c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

(d)	The Reporting Person, nor to the best of its knowledge, none of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person, nor to the best of its knowledge, any persons listed in the Annex hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The place of organization of the Reporting Person is as follows:

Nantahala Capital Management, LLC is a Massachusetts limited liability company.

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities to which this statement relates were acquired by the Reporting Person using the funds of each Investment Vehicle as follows:

Nantahala Capital Partners Limited Partnership:  $182,485

Nantahala Capital Partners II Limited Partnership: $1,545,736

Nantahala Capital Partners CL Limited Partnership: $388,184

Blackwell Partners LLC:  $0

Silver Creek CS SAV, LLC:  $0

Item 4.	Purpose of Transaction.

The Reporting Person acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Person may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Person’s continuing evaluation of the business and prospects of the Issuer and other factors.  The Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person filed its initial statement on a Schedule 13G filed on July 22, 2011, having acquired more than 5% ownership of the Issuer’s outstanding class of Common Stock on July 14, 2011 (the “Initial Statement”). The Reporting Person became obliged to file Schedule 13D on November 28, 2011, and filed its first amendment on January 10, 2012 to report changes in its ownership amounts. The Reporting Person files this second amended statement to indicate that its ownership is below 5% of the Issuer’s Common Stock, as indicated in response to Item 5, below.

Item 5.	Interest in Securities of the Issuer.

The percentages of the class of securities set forth below are based on 7,995,511 shares of the Issuer’s Common Stock outstanding as stated in the Issuer’s Form 10-K/A filed on April 30, 2012.

(a)	The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person is as follows:

313,960 shares (3.927%)

(b)	The number of shares as to which each Reporting Person has:

(i)  Sole power to vote or to direct the vote:

313,960 shares (3.927%)

(ii)  Shared power to vote or to direct the vote:

0 shares (0%)

(iii)  Sole power to dispose or to direct the disposition of:

313,960 shares (3.927%)

(iv)  Shared power to dispose or to direct the disposition of:

0 shares (0%)

(c)	During the past sixty days, the Reporting Person effected the transactions in the Issuer’s securities (all of which transactions were purchases effected in the open market):

Date	Transaction	Quantity	Cost Per Share
05/08/2012	Sell	342,517	10.75

(d)	Except as set forth in this Schedule 13D, no person other than (i) the Reporting Person and (ii) limited partners and other beneficial owners of interests in the reporting persons (none of whose interests relate to more than 5% of the Issuer’s Common Stock) is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities to which this statement relates.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2012	Nantahala Capital Management, LLC

	By:	/s/ Wilmot B. Harkey
Wilmot B. Harkey Managing Member

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the “Covered Persons”) of the Reporting Person and the Investment Vehicles indicated below:

Nantahala Capital Management, LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Wilmot B. Harkey	Managing Member	Investment Management	United States	(1)
Daniel J. Mack	Managing Member	Investment Management	United States	(1)

Nantahala Capital Partners Limited Partnership

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	General Partner	Investment Management	Massachusetts	(1)

Nantahala Capital Partners II Limited Partnership

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	General Partner	Investment Management	Delaware	(1)

Nantahala Capital Partners CL Limited Partnership

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Nantahala Capital Management, LLC	General Partner	Investment Management	Delaware	(1)

Blackwell Partners LLC

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Wilmot B. Harkey	Investment Manager	Investment Management	United States	(1)
Daniel J. Mack	Investment Manager	Investment Management	United States	(1)

Silver Creek CS SAV, LLC

Name	Title or Relationship with Investment Vehicle	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Wilmot B. Harkey	Investment Manager	Investment Management	United States	(1)
Daniel J. Mack	Investment Manager	Investment Management	United States	(1)

  (1)  The address of the principal place of business of each of the Covered Persons is 100 First Stamford Place, Second Floor, Stamford, Connecticut 06902